Illington Funds

427 Bedford Road

Suite 230

Pleasantville, New York 10570

December 19, 2006

Patricia Williams

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re:  Illington Funds, Securities Act registration no. 333-05208, Investment Company Act file no. 811-09156

Dear Mrs. Williams:

Thank you for the oral comments you provided to us on Wednesday, November 29, 2006 regarding the October 13, 2006 Rule 485(a) Post-effective filing (the “485(a) Filing”) for the Illington Funds (the “Trust”) concerning its new series, the Illington Long-Short Equity Fund (the “Long-Short Fund”).  This letter responds to your oral comments in the order in which you made them.  The Trust is filing a Rule 485(b) filing of the N-1A (“485(b) Filing”), incorporating our responses and additional information, along with this letter.

The Illington Funds – OPTI-flex® and Long-Short Fund Prospectus

1.

You commented that you would like us to add certain additional risk disclosures pertaining to junk bond investments, investments in emerging markets, and industry concentration in the Illington OPTI-flex® Fund’s (the “OPTI Fund”) initial risk disclosure section of the 485(a) Filing.

We have verified with our client that the OPTI Fund’s investments may involve these risks, and we have included discussions of these risks in the OPTI Fund’s initial risk disclosure section.

2.

You requested that we include more discussion about the strategies the portfolio managers of the Long-Short Fund will use when deciding to make “long” investments in a particular security or when to short-sell a security.

We have included a more detailed explanation of how the portfolio managers of the Long-Short Fund will make decisions about whether to take “long” or “short” positions in particular securities in the Long-Short Fund’s “Main Strategies” section of the 485(b) Filing.

3.

You inquired as to whether the Long-Short Fund is to be a diversified or non-diversified fund, and requested that we include a non-diversification risk disclosure with the Long-Short Fund’s other risk disclosures if it is to be a non-diversified fund.

We informed you that the Long-Short Fund will be a non-diversified fund, and we have edited the 485(b) Filing to reflect this.  We have also added a discussion of non-diversification risks to the Long-Short Fund’s “Main Risk Factors” section of the Prospectus.

4.

You requested that we include more information regarding the Long-Short Fund’s portfolio manager, such as the portfolio manager’s dates of service with the Long-Short Fund as well as the specific dates of the portfolio manager’s prior employment.

We have included the information you requested.  At the time we received your comments, we also informed you that Hugh Johnson, listed in the 485(a) Filing as a research consultant to the Long-Short Fund, may be reclassified as a co-portfolio manager of the Long-Short Fund, and that his firm Johnson Illington Advisors, LLC (“JIA”) might be reclassified the subadviser to the Long-Short Fund.  Mr. Johnson has served as the portfolio manager, and JIA has served as the subadviser, to the Trust’s Johnson Illington Tactical Equities Strategy Fund (now terminated and liquidated), and as such, the required disclosures related to Mr. Johnson’s and JIA’s business and relationships to the Trust have been disclosed and examined in previous filings made by the Trust.  Mr. Johnson and JIA indeed have been named as a co-portfolio manager and subadviser, respectively, to the Long-Short Fund, with appropriate Board and initial shareholder approvals.  We have modified the prior disclosures concerning Mr. Johnson and JIA and incorporated those modified disclosures in the 485(b) Filing.

5.

You commented that you would like us to include the Trust’s Investment Company Act file number on the back cover page of the Prospectus.

We have inserted the Trust’s Investment Company Act file number on the back cover page.

The Illington Funds – OPTI-flex® Fund and Long-Short Fund Statement of Additional Information

1.

You requested that we include Mr. White’s and, in the event that he becomes co-portfolio manager, Mr. Johnson’s initial dates of service to the Long-Short Fund.

We have included this information for each of Messrs. White and Johnson in the 485(b) Filing.

2.

You noted that you would like us to include a statement as to whether the OPTI Fund’s and Long-Short Fund’s portfolio managers’ compensation is fixed, and also to describe any performance-based fees received by the portfolio managers from any of the accounts they manage.

We have included more detailed information about the compensation received by all of the portfolio managers of the OPTI Fund and the Long-Short Fund in the 485(b) Filing.

3.

You requested that we identify the specific types of private accounts managed by Mr. Unterreiner.

As we discussed with you, we have indicated that these accounts are “private, non-pooled accounts” in the 485(b) Filing.

4.

You asked that we provide further discussion of the ways Mr. Unterreiner deals with and resolves potential conflicts of interest between the OPTI Fund and the other private, non-pooled accounts he manages.

We have included more detail in the 485(b) Filing regarding potential conflicts of interest between the OPTI Fund and the other accounts managed by Mr. Unterreiner, and how he resolves any such potential conflicts.

5.

You requested that we provide further detail regarding any ongoing relationships between the Trust and any third parties in the “Disclosure of Portfolio Holdings” section of the Statement of Additional Information.

We have added additional information regarding the Trust’s policies related to the disclosure of portfolio holdings, as well as information related to certain ongoing relationships between the Trust and third parties with respect to portfolio holdings disclosures.

The Illington Funds – OPTI-flex® Fund and Long-Short Fund General Changes

We have made the following non-material changes to the 485(b) Filing in addition to the aforementioned changes:

1.

Effective after December 31, 2006, the “Illington” will be replaced by “ThomasLloyd” in the Trust’s name, as well as in the name of the adviser, the distributor, and in each series of the Trust.  These changes were approved by the Trust’s Board of Trustees, and are reflected in the 485(b) Filing, and was noted in the Trust’s proxy statement filed with the Commission on November 17, 2006.

2.

Matrix Fund Services will serve as the Trust’s transfer agent, in place of Mutual Shareholder Services, LLC, effective after December 31, 2006.

3.

On November 2, 2006, the Trustees also elected new officers of the Trust, reflected in the revised Statement of Additional Information.  The new officers of the Trust take office after December 31, 2006.

* * * * * * *

In accordance with your request, we note the following:

1. The Trust is responsible for the accuracy and adequacy of the disclosures in the Trust’s filings;

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

3. The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of fund filings or in response to staff comments on fund filings.

We believe that this letter addresses all of the issues you raised and that we have taken appropriate steps to address your comments and questions.

This letter also serves the purpose to advise the Commission that the amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

Please do not hesitate to contact me or my partner, Arthur Don if you have further questions or comments.

Very truly yours,

/s/ Richard Cutshall

Richard Cutshall

Seyfarth Shaw LLP

cc:

Salvatore M. Capizzi, President

Jeffrey J. Unterreiner, Chief Compliance Officer, Illington Funds

Arthur Don, Seyfarth Shaw LLP